Exhibit 99.1

For analyst and media enquiries, please call Sean O’Sullivan or Laura Vize on +61 2 8845 3360.

12 June 2013

James Hardie Announces the Retirement of Russell

Chenu, CFO and Appointment of New CFO

James Hardie Industries plc (James Hardie or the company) announced today that its Chief Financial Officer (CFO), Russell Chenu, has indicated his intention to retire from executive duties in 2013.

Mr Chenu joined James Hardie as Interim Chief Financial Officer in October 2004 and was appointed CFO in February 2005. During his tenure Mr Chenu has been intimately involved in the resolution of several significant legacy issues facing the company including establishment of the Amended and Restated Final Funding Agreement covering asbestos compensation arrangements in Australia, the redomicile of James Hardie from the Netherlands to Ireland and the 1999 Disputed Amended Assessment with the Australian Taxation Office.

James Hardie’s Chairman, Michael Hammes, commented that “Russell’s contribution to James Hardie has been immense. The successful resolution of the major legacy issues facing the company is in large part attributable to Russell.”

James Hardie’s Chief Executive Officer (CEO), Louis Gries, also thanked Mr Chenu for his contribution noting that, “Russell will leave the company in a significantly stronger position than it was when he joined, from both a financial and organisational capability perspective.”

The company also announced today the appointment of Mr Matthew Marsh as the company’s new CFO. Matthew will commence his new role from 24 June, 2013. After a 16-year career at General Electric Company (GE), Matthew brings a strong background in financial management, most recently as CFO of GE Healthcare’s IT business.

Matthew’s prior roles include appointments as CFO for GE’s US Healthcare Systems and U.S. Diagnostic Imaging businesses. Prior to those appointments Matthew travelled globally with the GE Audit Staff gaining experience in several industries and geographies, and graduated from GE’s Financial Management Program (FMP). Matthew has a Master of Business Administration from University of Chicago’s Booth School of Business and a Bachelor of Arts (Economics and Public Affairs) from Syracuse University where he graduated Magna Cum Laude.

Russell and Matthew will work together for several months on a smooth transition of CFO responsibilities.

ENDS

Media/Analyst Enquiries:

Sean O’Sullivan

Vice President, Investor and Media Relations

Laura Vize

Manager, Corporate Communications

Telephone: +61 2 8845 3360

Email: media@jameshardie.com.au

Disclaimer

This Company statement contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

statements about the company’s future performance;

projections of the company’s results of operations or financial condition;

statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;

expectations concerning dividend payments and share buy-backs;

statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

statements regarding tax liabilities and related audits, reviews and proceedings;

statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

expectations concerning indemnification obligations;

expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risks Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 2 July 2012, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.